UNIVEC
4810 Seton Drive
Baltimore, MD 21215
Telephone: (410) 347-9959
Fax: (410) 347-1542

November 18, 2005
Securities and Exchange Commission
Washington, D.C. 20549

    Re: Univec, Inc. (Registrant)
            File No. 000-22413

Gentlemen,

This letter is in response to the Securities and Exchange Commission (SEC) comment letter to the above referenced Registrant dated September 29, 2005. This letter addressed the Registrant’s Form 10-KSB for the Year Ended December 31, 2004 and the Forms 10-QSB for the Quarters Ended March 31, 2005 and June 30, 2005, respectively.

SEC comment number:

1)	Liquidity and Capital Resources, Page 11 -

          “Viable Plan” to generate positive cash: The Form 10-KSB states that the Registrant’s management is currently seeking additional investment capital to support its entrance intoc new business ventures and provide the capital needed to operate. Further, in Part I, Item 1 the Registrant states that during late 2004 the company was established as a distributor of specialty and highly regulated pharmaceutical products. The company intends to expand the product line to take further advantage of its group purchasing and closed systems purchasing. Additionally, In 2004 the Company applied for and received a Provisional Patent from the U.S. Patent and Trademark Office on September 21, 2004, the Patent #60/611,670 and Foreign Filing License Granted October 15, 2004, code US60/611,6700 .… In brief description, a medical device with a sliding sheath to protect caregivers in the dental and cosmetic markets.

            These significant new products are anticipated to provide the company with revenue sources and gross profits which will adequately support its continued operations. Because of their prior discussion in the Description of the Business segment of the Form 10-KSB, management considers any suggested revisions to Note 3 to the financial statements to be repetitious in these circumstances.

2)	Significant Estimates, Page 12

In response to comment # 2 regarding significant estimates, we intend to amend our Significant Estimates segment of the Managements Discussion and Analysis section of the year-ended December 31, 2004 Form 10-KSB.

In conformity with interpretive MD&A guidance provided in Release 33-8350, we intend to provide a discussion of significant estimates and assumptions involved in the Company’s application of GAAP.

The Company’s amendment to this section will specifically expand the discussion of the 2004 conclusion to write-off the entire $1,774,119 balance of impaired goodwill. Further, the Company will discuss its method of determining the adequacy of its reserve for losses on litigation. Finally, the amendment will discuss the methods used in valuing equity securities which were issued in payment of various corporate obligations.

3)	Controls and Procedures, Page 13 -

In SEC Release 33-8350 interpretive MD&A guidance is presented for reporting the Registrant’s annual conclusions regarding management’s evaluation of controls and procedures. In accordance with such guidance:

(a) Item 8A of Form 10-KSB for the year ended December 31, 2004 incorrectly states that the “Evaluation Date” for the Registrant’s assessment of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15-d-14(c) was concluded within 90 days of the filing date of the quarterly report.
            The Registrant agrees that this definition of the  “Evaluation Date”, as stated in the Form 10-KSB is incorrect. Therefore, a Form 10-KSB amendment will be filed to properly state that the “Evaluation Date” was concluded within 90 days of the filing date of the Form 10-KSB annual report. The amendment will state that the evaluation concluded that as of the Evaluation Date, the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its solidated subsidiaries would be made known to them by others within those entities, particularly during the period in which this annual report was being prepared.

            (b) Changes in internal controls. There were no significant changes in the Company's internal controls or in other factors that could significantly affect the Company's disclosure controls and procedures subsequent to the Evaluation Date, nor any significant deficiencies or material  weaknesses in such disclosure controls and procedures requiring corrective actions. As a result, no corrective actions were taken.

4)	Controls and Procedures - “Effective”, Page 13 -

As noted in your September 29, 2005 comment letter, the language which appears in Item 8A after the word effective does not fully comply with the definition of disclosure of disclosure controls and procedures as contained bin Rule 13a-15(e) of the Exchange Act. Therefore, we will amend the filing so that Item 8A will end with the word “effective”.

5)
In view of the restatement of the 2003 financial statements, as reported in the year-ended December 31, 2004, our certifying officers have concluded that all disclosure controls and procedures at the end of the period covered by the December 31, 2004, as well as the quarters ended March 31, 2005 and June 30, 2005, respectively, have effectively resulted in accurate and timely reporting of the Registrant’s financial results of operations. This enhancement has resulted from a detailed examination and assessment of the Company’s financial transactions as well as from extensive discussions conducted with the Registrant’s independent Certified Public Accountants.

6)
The Registrant’s auditor acknowledges that they will amend their opinion of the 2003 financial statements as being “restated”. Further, they will specifically amend the Form 10-KSB to refer to the footnote which describes the restatement.

7)
The Company will label the appropriate 2003 financial statements as being “restated”. Also, the Company will refer to the footnote which describes the restatement when it amends the December 31, 2004 Form 10-KSB.

8)
The inventory write-downs for 2004 of $75,000 and 2003 of $50,000, respectively will be revised to report them as components of cost of sales when the amended December 31, 2004 Form 10-KSB is submitted.

9)
During 2004 a $144,819 gain on the extinguishment of debt was recognized. This gain was realized from corporate contractual arrangements which were revised during 2004 to repay vendors in amounts less than was previously determined in accordance with the original agreements. Such gains were computed by the measurement of the original balance due versus the revised settlement balance due to the vendors, which was accepted as settlement-in-full for the obligations.

10)
The comparative 2004 and 2003 Consolidated Statement of Operations recognized a loss from discontinued operations of $8,320 and $93,502, respectively. These amounts represent the net 2004 (current period) and 2003 (prior period) comparative operating losses from a subsidiary, which was completely disposed of during August 2004 (SFAS 144 paragraph 43).

The Registrant’s Note 18 to the Form 10-KSB for the fiscal year-ended December 31, 2004 describes the terms of the settlement in detail. The actual 2004 $597,055 loss on sale of the subsidiary was reported as a separate line item on the year-ended December 31, 2004 Statement of Operations (SFAS 144 paragraph 43).

SFAS 144 paragraph 41 states that “a component (including a subsidiary) of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.” SFAS 144 paragraph 42 requires that “the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. Finally, SFAS 144 paragraph 44 states that “adjustments to amounts previously reported in discontinued operations that are directly related to the disposal of a component of an entry in a prior period that are directly related to the disposal of a component of an entity in a prior period shall be shall be classified separately in the current period in discontinued operations.” The Registrant had no such prior period adjustments during 2004 or 2003.

Due to the Registrant’s adherence to the provisions of SFAS 144, as previously specified, the Company believes that no revisions are required to be made to Note 18 of the Form 10-KSB for the fiscal year-ended December 31, 2004.

11)
During 2004 the Company acquired $397,068 of equipment as cash uses reported in the Cash Flows from Financing in the Consolidated Statement of Cash Flows. The source of such cash is reported in the cash flows from Financing Activities as reported in the Cash Flows from Investing Activities in the Consolidated Statement of Cash Flows. The financial elements of these activities have been reported Note 8 of the Consolidated Financial Statements. However, in accordance with paragraph 95 of SFAS 95, the proceeds of the 2003 net capitalized lease obligation of $250,000 has been reported as a 2003 cash transaction in Note 2 - Restatement footnote to the Consolidated Financial Statements.

12)
Note 2 - Restatement of the 2003 financial statements occurred as a result of a prior year  transaction, which resulted from an affiliated company’s equipment capital lease refinancing of certain Company equipment. The original 2003 financial statements inaccurately reported this transaction. When the oversight was discovered during the 2004 examination of the financial statements, it was reported in Note 2 as being a  restatement of the prior year financial statements.

13)
APB 26 and paragraph 26 of APB 9 require the responsible party to quantify the restatement of the prior erroneous financial statements. The responsible party is also required to provide detail components of the prior statements. The Company will issue such required components in an amendment to the year-ended December 31, 2004 Form 10-KSB.

14)	Note 17 - Concentrations

Your comment letter asked us to revise this note and to describe the nature and terms of our corporate group purchasing sales arrangements with our affiliate, Pharmacy Services, Inc. (PSI).

These details will be provided in an amendment to the year-ended December 31, 2004 Form 10-KSB.

15)	Revenue Recognition

Your comment letter asked us to provide a relevant analysis of the Company’s Gross vs. Net method of revenue reporting as stipulated by the provisions of EITF 99-19.
EITF 99-19 registers several factors which indicate that Gross reporting of sales revenue is preferential. These factors, together with the Company’s relevant circumstances include:

•	The Company (not the supplier) is the primary obligor in the arrangement. In this matter, the Company renders all pertinent payments on a monthly basis.
•	The Company (not the supplier) maintains general inventory risk. The Company is primarily responsible for maintenance of the goods.
•
Latitude in establishing the price of goods rests with the Company. In this case, the Company is responsible for paying the supplier the specified prices. However, the Company retains flexibility in determining which supplier will provide the product.

•	The Company changes the product or performs part of the service. In this case, the Company retains absolute control over which product is provided to the user.
•	The Company has discretion in supplier selection. In this case, the Company retains absolute control in selection of the supplier.
•	Product or service specifications are determined in part by the Company. In this case, the Company defines all product specifications.
•
Physical loss inventory risk exists for the Company. As previously stated, the Company has (not the supplier) maintains general inventory risk. The Company is primarily responsible for maintenance of the goods.

•	The Company has credit risk. In this arrangement, the Company (not the supplier) is the primary obligor. In this matter, the Company renders all pertinent payments on a monthly basis.

EITF 99-19 registers several factors which indicate that Net reporting of sales revenue is preferential. These factors, together with the Company’s relevant circumstances include:

•
The supplier (not the Company) is the primary obligor for the arrangement. In this case, The Company (not the supplier) is the primary obligor in the arrangement. In this matter, the Company renders all pertinent payments on a monthly basis.

•	The amount the Company earns is fixed. In this matter, the volume of product rendered is a primary factor in determining corporate earnings.
•	The supplier has credit risk. In this arrangement, the Company (not the supplier) is the primary obligor. In this matter, the Company renders all pertinent on a monthly basis.

            The above factors clearly indicate that EITF 99-19 promotes the Company’s use of the Gross reporting of sales revenue is preferential.

            The Company will amend the Form 10-KSB for the fiscal year-ended December 31, 2004 to provide a clear disclosure of the Company’s revenue recognition policies related to its related party  sales.

16)
On page 15 of Form 10-KSB for the year ended December 31, 2004 the Company referred to rebates provided to the Company’s group purchasing customer. These rebates are in reference to $381,949 payments made during the second quarter of 2003. No such rebate payments were made to any customer after that time.

In accordance with EITF 01-9, the Company will amend the Form 10-KSB for the year ended December 31, 2004. The rebates referred to previously will be reclassified as a reduction of revenues and will be reported in this manner if they occur in the future.

17)
The Company markets its syringe products exclusively through distributors and various government agencies. Accounts receivable balances are payable within thirty days of shipment. Univec provides a product quality warranty on its products. The Company has never had any of its products returned due to product deficiencies. The products are priced under competitive arrangements with each customer. The product revenue recognition is based upon the prices charged to each customer. The Company has no price concessions which allow payments below the agreed prices.

The Company will expand its revenue recognition policy disclosure in the amendment to be provided to Form 10-KSB for the year ended December 31, 2004

18)
The Company provides a product warranty for the products sold. However, the Company has never had a product returned due to defective quality. Further, there are no warranty costs recognized in any of the years ended December 31, 2003 and 2004, and for the six months ended June 30, 2005.

        The Company believes that because no warranty costs were recognized in any of the periods mentioned, there is no need to disclose any additional warranty cost policy or amounts for any of the periods addressed in the comment letter.

19)	Note 8 - Notes and Loans Payable

Certain corporate loans are payable to government agencies which bear nontaxable interest at rates lower than market interest rates as specified at the bottom of Note 8. Therefore, no additional imputed interest rate is appropriate for such loans. One loan payable of $211,852 is a converted 1999 accounts payable balance which bears specified common stock conversion rights. Additionally, another $135,000 loan payable was granted during 2004 on a short term basis to provide working capital to the Company. Finally, a $60,000 installment loan payable due June 2005 would bear an immaterial amount of imputed interest.

20)	Note 8 - Notes and Loans Payable

A $500,000 revolving line of credit was drawn by the Company during July 2004. This loan allows the lender to convert the principal to common stock at a conversion rate of $0.065 per share. The conversion rate of $0.065 per share is equivalent to the common stock market price July 22, 2004. Therefore, because no additional value was conveyed to the lender by the common stock conversion feature, no additional provision is required to be recognized under EITF 98-5 and EITF 00-27.

21)	Note 13 - Litigation Reserve

As reported by the Company, a former consultant commenced an action during 2000 against the Company seeking 200,000 shares of common stock and $192,000 in consulting fees. However, no further action has been taken in this matter. Further, the Company does not consider that any future amount will be paid in this action. Therefore, SFAS 5 requires no additional provision to be recognized in this issue. It has merely been disclosed by the Company because of the original action, which has not changed since it was instituted during 2000.

22)	Note 14 - Stockholders’ Equity

As reported in Item 5 of the Form 10-KSB for the year ended December 31, 2004, during 2004, the Company was listed as a public company on the OTC Bulletin Board. All of the transactions reported in Note 14 - Stockholders’ Equity had fair market valuations based on the publicly listed closing prices of the Company’s common stock for the pertinent transaction dates. Such publicly listed valuations are in accordance with the guidance of SFAS 123 and EITF 96-18

The Company will amend the Form 10-KSB for the year ended December 31, 2004 in order to explain the accounting for these issuances.

23)	Note 17 - Concentrations

As noted in your September 29, 2005 comment letter, the Company purchased 99% of its goods from one supplier. The Company will amend the Form 10-KSB for the year ended December 31, 2004 in order to explain the nature of the supply arrangement with this vendor. Also, we will clearly pronounce that this vendor is not a related party as defined in SFAS 57.

24)	Note 18 - Discontinued Operations

        As noted in your September 29, 2005 comment letter, the Company recognized a loss of $597,056 on the 2004 sale of a subsidiary. This loss included a $554,542 write-off for the total impairment of goodwill attributable to the subsidiary.

As in Item # 22 above and as reported in Item 5 of the Form 10-KSB for the year ended December 31, 2004, during 2004, the Company was listed as a public company on the OTC Bulletin Board. All of the transactions reported in Note 14 - Stockholders’ Equity and Note 18 - Discontinued Operations had fair market valuations of its common stock based on the publicly listed closing prices of the Company’s common stock for the pertinent transaction dates. Such publicly listed valuations are in accordance with the guidance of SFAS 123 and EITF 96-18

        The Company will amend the Form 10-KSB for the year ended December 31, 2004 in order to explain the accounting for these common shares issued and received in connection with the subsidiary sale.

25)	The Company’s Form 10-KSB for the year-ended December 31, 2003 reported that Mr. Jonathan

Bricken, a corporate officer had instituted a legal action for approximately $200,000 for wages plus approximately $12,000 related to health and dental insurance premiums plus interest. All amounts claimed were accrued as operating expenses as they were incurred. However, the Company’s defense in the matter included a claim that Mr. Bricken had entered into one or more agreements with third parties on behalf of the Company without notifying the Company’s President or Board of Directors, which resulted in damages to the Company in excess of the alleged liability to Mr. Bricken.

This claim was settled as part of the 2004 sale of the subsidiary. However, the prior accruals of these expense items remained categorized as operating expenses in accordance with such applicable GAAP requirements.

26)	The Company’s filings on Form 10-QSB for the Quarters-ended March 31, 2005 and June 30, 2005 will be amended as required for the comments addressed in Item # 1 through # 25 above.

27)
The Company filed a Form 8-K on June 13, 2005. In that document within Item 5.02 the Company reported the resignation of John Frank as a corporate director, effective June 9, 2005. The individual’s resignation letter makes no reference to any disagreement with any corporate executive officer or director. Therefore, the Company cannot respond to any possible undefined disagreement mentioned in your September 29, 2005 comment letter.

The Registrant acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures contained in its filings with the SEC.

•	Any SEC staff comments or changes to any disclosures made in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Univec, Inc.

Date: November 18, 2005	By:	/s/ David Dalton
David Dalton
Chief Executive Officer